UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HEADWATERS INCORPORATED

(Name of Subject Company (Issuer))

HEADWATERS INCORPORATED

(Name of Filing Person (Offeror))

2-7/8% Convertible Senior Subordinated Notes due 2016	42210PAA0 and 42210PAB8
(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)

Kirk A. Benson

Chief Executive Officer and Chairman of the Board of Directors

Headwaters Incorporated

10653 South River Front Parkway, Suite 300

South Jordan, UT 84095

(801) 984-9400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Linda C. Williams, Esq.

Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street

San Francisco, CA 94105

(415) 983-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$71,800,000	$4,006.44

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of the $71.8 million in aggregate principal amount outstanding of 2-7/8% Convertible Senior Subordinated Notes due 2016 at the offer price of $1,000 per $1,000 principal amount.

**	$55.80 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 5 for fiscal year 2009. Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13d-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “SEC”) by Headwaters Incorporated, a Delaware corporation (“Headwaters” or the “Company”), on September 24, 2009 (the “Schedule TO”) in connection with Headwaters’ offer to purchase for cash any and all of Headwaters’ $71.8 million aggregate principal amount outstanding of 2-7/8% Convertible Senior Subordinated Notes due 2016 (the “Notes”) at a price of $1,000 per $1,000 in principal amount (the “Offer”). Tendering holders of Notes that are accepted for purchase will also receive accrued and unpaid interest on the Notes from the last interest payment date to, but excluding, the date of payment, as described in the Offer to Purchase, dated September 24, 2009 (the “Offer to Purchase”). Headwaters’ offers are being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). Headwaters has extended the Offer to 5:00 p.m., New York City time on October 27, 2009, unless extended (such time and date, as it may be extended, the “Expiration Date”).

Except as provided herein, this Amendment does not alter the terms and conditions previously set forth in the Schedule TO, and should be read in conjunction with the Schedule TO, including all exhibits filed therewith.

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

All of the information set forth in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below:

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase is hereby amended and supplemented as follows:

On October 21, 2009, Headwaters issued a press release announcing an extension of the tender offer until 5:00 p.m., New York City time, on October 27, 2009. All references to “Expiration Date” shall be 5:00 p.m., New York City time on October 27, 2009, unless extended. A copy of the press release is attached hereto as Exhibit (a)(5)(ii) and is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by incorporating by reference the information contained in Item 1 above.

ITEM 12.	EXHIBITS.

The Index to Exhibits appearing after the signature page is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

HEADWATERS INCORPORATED

By	/S/ KIRK A. BENSON
Kirk A. Benson
Chief Executive Officer

Date: October 21, 2009

Index to Exhibits

Exhibit Number	Description
(a)(1)(i)*	Offer to Purchase, dated September 24, 2009.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	IRS Form W-9.

(a)(5)(i)*	Press Release, dated September 24, 2009.

(a)(5)(ii)	Press Release, dated October 21, 2009.

(d)(1)	Indenture dated as of June 1, 2004, between Headwaters Incorporated and Wilmington Trust FSB, a federal savings bank, as Trustee (incorporated by reference to the indicated exhibit filed with Headwaters’ Current Report on Form 8-K/A filed with the SEC on December 7, 2004).

(d)(2)	Registration Rights Agreement, dated as of June 1, 2004, by and among Headwaters Incorporated and Morgan Stanley & Co. (incorporated by reference to the indicated exhibit filed with the Company’s Registration Statement on Form S-3 filed with the SEC on July 20, 2004).

(d)(3)	Indenture, dated as of January 22, 2007, between the Company, as issuer, and Wilmington Trust FSB, a federal savings bank, as Trustee (incorporated by reference to the indicated exhibit filed with the Company’s Current Report on Form 8-K filed with the SEC on January 22, 2007).

(d)(4)	Indenture, dated as of December 19, 2008, between the registrant and Wilmington Trust FSB, a federal savings bank, as Trustee (incorporated by reference to the indicated exhibit filed with Headwaters’ Current Report on Form 8-K, filed with the SEC on December 22, 2008).

(d)(5)	Registration Rights Agreement, dated as of December 19, 2008, among Headwaters and the investors named therein (incorporated by reference to the indicated exhibit filed with Headwaters’ Current Report on Form 8-K filed with the SEC on December 22, 2008).

(d)(6)	Indenture, dated as of March 30, 2009, between Headwaters and Wilmington Trust FSB, a federal savings bank, as Trustee (incorporated by reference to the indicated exhibit filed with Headwaters’ Current Report on Form 8-K filed with the SEC on April 3, 2009).

(d)(7)	Registration Rights Agreement, dated as of March 30, 2009, between Headwaters and the investors named therein (incorporated by reference to the indicated exhibit filed with Headwaters’ Current Report on Form 8-K filed with the SEC on April 3, 2009).

(d)(8)	Headwaters Incorporated Amended and Restated Long Term Incentive Compensation Plan (incorporated by reference to the indicated exhibit filed with Headwaters’ Quarterly Report on Form 10-Q, filed with the SEC on May 7, 2009).

(d)(9)	1995 Stock Option Plan (incorporated by reference to the indicated exhibit filed with Headwaters’ Registration Statement on Form 10, filed February 26, 1996).

(d)(10)	First Amendment to 1995 Stock Option Plan (incorporated by reference to Exhibit 10.5.1 filed with Headwaters’ Registration Statement on Form 10, filed February 26, 1996).

(d)(11)	2002 Stock Incentive Plan (incorporated by reference to the indicated exhibit filed with Headwaters’ Annual Report on Form 10-K, for the fiscal year ended September 30, 2004).

(d)(12)	2003 Stock Incentive Plan (incorporated by reference to the indicated exhibit filed with Headwaters’ Quarterly Report on Form 10-Q, for the quarter ended December 31, 2002).

(d)(13)	Form of Lock Up Agreement (incorporated by reference to Exhibit C to Exhibit 1.1 filed with the Company’s Current Report on Form 8-K filed with the SEC on September 17, 2009).

*	Previously filed with the Schedule TO